[State Street Letterhead]


VIA EDGAR


January 23, 2006

Ms. Patricia P. Williams
Securities and Exchange Commission
Investment Company Division
100 F. Street, N.E.
Washington, DC 20549


Re:      Wasatch Funds, Inc. ("Registrant")
         File Nos. 033-10451, 811-04920
         -----------------------------------------------------------------------


Dear Ms. Williams:

This letter responds to the comments on Post-Effective Amendment No. 35 to the Registrant's registration statement on Form N-1A on behalf of the Wasatch Strategic Income Fund (the "Fund") that were provided to me by telephone on Wednesday, January 11, 2006.

1. SEC COMMENT: Under the section "Summary-Principal Risks" in the Prospectus on page 3, there is a risk for "Sector Weightings. - Funds that invest a large percentage of assets in a few sectors are more vulnerable than funds that diversify among a broad range of sectors." Please confirm if the Fund intends to invest in more than one sector, namely the real estate sector. If the Fund intends to invest a large percentage of its assets in other sectors, please disclose in the "Principal Investment Strategies" section of the Prospectus. If not, please amend the Sector Weightings risk to clarify that it relates only to the real estate sector.

RESPONSE: The Fund intends to invest in the real estate sector. The risk will be revised to read as follows: "Funds that invest a large percentage of assets in a sector are more vulnerable than funds that diversify among a broad range of sectors. In particular, the Fund concentrates its investments in real estate investment trusts (REITs)."

In addition, under the "Principal Risks, Sector Weightings" section, the following will be added to the end of the first sentence ", except that the Fund expects to invest at least 25% of its total assets in real estate investment trusts (REITs)."

2. SEC COMMENT: Under the section "Fees and Expenses of the Fund" in the Prospectus on page 6, the outgoing wire transfer fee listed in the shareholder fees section of the fees and expenses table is $15.00. Under the section of the Prospectus entitled "Shareholder's Guide-Selling (Redeeming) Shares," the fourth bullet point on page 30 of the Prospectus suggests that the wire transfer fee is $10.00. Please explain the difference in the wire transfer fees.

RESPONSE: The disclosure in the Prospectus will be revised to reflect that the wire transfer fee is $15.00.

3. SEC COMMENT: Under the section "Management-Research Team" in the Prospectus on page 17, please disclose the five portfolio managers that are primarily responsible for managing the Fund. In addition, please disclose the length of time that each portfolio manager has managed a series. For example, Ms. Barker has been a portfolio manager of the Wasatch Ultra Growth Fund since [insert date].

RESPONSE: The disclosure will be revised to indicate the portfolio managers that are primarily responsible for managing the series. The length of time that each portfolio manager has managed a series will also be disclosed.

4. SEC COMMENT: Under the section "Fund Restrictions and Policies" in the Statement of Additional Information on page 20 restriction 5 reads as follows:
"Invest more than 25%...except that the Fund may concentrate in securities of issuers in the real estate industry." Please change the phrase "may concentrate" to "will concentrate."

RESPONSE:  The change will be made as requested.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received. These representations are included as an exhibit to this letter.

Please call me at (617) 662-3969 if you have any further questions.



Very truly yours,


/s/ Francine S. Hayes
-------------------------------
Francine S. Hayes
Vice President and Counsel


cc:  A. Palmer
     J. Tedesco

EXHIBIT

                           [WASATCH FUNDS LETTERHEAD]


VIA EDGAR CORRESPONDENCE


January 23, 2006

Ms. Patricia P. Williams
Securities and Exchange Commission
Investment Company Division
100 F. Street, N.E.
Washington, DC 20549

Re:      Wasatch Funds, Inc. ("Registrant")
         File Nos. 033-10451, 811-04920
         -----------------------------------------------------------------------


Dear Ms. Williams:

In connection with a response being made on behalf of Wasatch Funds, Inc. ("Registrant") to comments you provided with respect to Post-Effective Amendment No. 35 to the Registrant's registration statement filed on Form N-1A for the Registrant on November 16, 2005 ("Registration Statement"), the Registrant hereby acknowledges that:

     - the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

     - comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

     - the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on January 11, 2006. Please do not hesitate to contact the undersigned at (801) 983-4279 if you have any questions concerning the foregoing.



                                            Sincerely,



                                            /s/ Angela M. Palmer
                                            ------------------------------------
                                            Angela M. Palmer


cc:  J. Tedesco